September 11, 2023

Adam Klepack
Senior Credit Investments, LLC
520 Madison Avenue, 12th Floor
New York, New York 10022

Re:    Senior Credit Investments, LLC.
       File No. 000-56585

Dear Mr. Klepack:

       On August 11, 2023, you filed a registration statement on Form 10 for Senior Credit
Investments, LLC (the    Company   ), in connection with the registration of
the Company   s
common stock under Section 12(g) of the Securities Exchange Act of 1934 (the Exchange
Act   ). We reviewed the registration statement, and provide our comments below. For
convenience, we generally organized our comments using the headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

LEGAL COMMENTS

1.     We note that portions of the filing, including the Company   s financial
statements, are
incomplete. We may have additional comments on such portions when you complete them in an amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

2. Please advise us whether you have submitted, or expect to submit, any exemptive applications or no-action requests in connection with the registration statement. Please advise us regarding the status of any pending applications or requests.

Item 1. Business (Page 3)

3. The disclosure indicates that the Company was formed on December 8, 2022. Please advise supplementally, with a view to improve the disclosure, what activities that the Company has engaged in since its formation.
 Adam Klepack
September 11, 2023
Page 2



4.      The disclosure uses the term    large-cap market    to refer to the
upper middle market.
Given the normal usage of the term    large-cap market    to refer to the
larger capitalized
corporations listed on national exchanges, to avoid confusion, please use a different term to refer to the market in which you intend to invest.

The Company (page 4)

5.      Please revise your disclosure to clarify what you mean by    relatively
more conservative
loan-to value ratios   . It is unclear, for example, how this ratio is
calculated and what ratios you
will typically target. In addition, please clarify whether your    direct
security interest(s)    will
have priority or may be subordinate to other portfolio company obligations.

6. The disclosure on page 4 indicates that the Company intends to incur leverage as part of its investment strategy. In an appropriate location, provide a table illustrating the potential
effects of leverage on the Company   s value. Also, to the extent know,
disclose an estimate of the
amount of leverage that the Company intends to use.

7. The paragraph near the top of page 5 discussing the history of Section 61(a)(2) is long and confusing. Clearly state that the Company can use the 150% threshold for leverage. Move unnecessary historical background elsewhere.

8. In the third paragraph on page 5, clarify that below-grade debt investments are commonly
referred to as    junk bonds    and are predominantly speculative in nature.

Formation Transactions (page 5)

9. Supplementally provide us with a detailed description of how the Warehousing Entities were formed and operated. We may have further comment.

Investment Advisory Agreement (page 15)

10. Please consider including a fee table in this section that conforms to the requirements of
Item 3.1 of Form N-2. Please also consider including an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. The staff believes that such disclosure would be helpful to investors.

Incentive Fee Based on Income (page 16)

11. Because it would be helpful to investors, please include examples demonstrating the application of the income and capital gain incentive fees. Also, please include a graphic to illustrate the application of the income portion of the incentive fee and the soft hurdle.
Share Repurchase Program (page 21)
 Adam Klepack
September 11, 2023
Page 3



12. The disclosure indicates that the Company intends to offer to repurchase shares on a quarterly basis. Disclose the material terms of such repurchase offers, including any restrictions pursuant to federal securities laws concerning tender offers.

Item 1A. Risk Factors (page 41)

13. The Risk Factors section spans 39 pages, and includes a significant amounts of repetitive and/or generic disclosures. In Release No. 34-89670 (Aug. 26, 2020), the Commission amended
Item 105 of Regulation S-K to, among other matters,    discourage repetition
and the disclosure of
information that is not material.    Please review and revise your Risk Factor
disclosures to more
closely comport with Item 105 of Regulation S-K, as amended.

A stockholder   s interest in us will be diluted if we issue additional shares, which could reduce
the overall value of an investment in us. (page 56)

14. Clarify in the caption that the stated dilution will be to a shareholder s ownership percentage, as opposed to economic dilution

We borrow money, which may magnify the potential for gain or loss and may increase the risk of investing in us. (page 63)

15. Supplementally explain the exemptive relief referenced in this risk factor regarding excluding the debt of any small business investment company subsidiary. Explain whether you have submitted such an application and its status.

Our portfolio may be concentrated in a limited number of industries, which may subject us to a risk of significant loss if there is a downturn in a particular industry in which a number of our
Investments are concentrated. (page 71)

16. To the extent the Company anticipates concentrating in particular industries, discuss in more detail both in this risk factor as well as the strategy section.

Item 7. Certain Relationships and Related Transactions, and Director Independence (page
92)

17.     On page 93 you indicate that    [t]here are generally no ethical
screens or information
barriers among the Investment Adviser and certain of its affiliates of the type that many firms implement to separate persons who make investment decisions from others who might possess material non-public information that could influence such decisions. Please explain in correspondence the business or other reasons behind the decision not to have screens or barriers and the procedures in place to ensure regulatory compliance, including with respect to the misuse of material non-public information.
 Adam Klepack
September 11, 2023
Page 4


Item 15. Financial Statements and Exhibits (page 108)

18.    Please file the finalized exhibits once they are available.

Accounting Comments

19. Please confirm that all wholly owned and all substantially wholly owned subsidiaries will be consolidated with the financial statements of the Company.

20. On page 5, under Formation Transaction, please include a special purpose schedule of
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warehoused investments that the Company expects to purchase or has purchased.

21. On page 17, under Fee Waiver Agreement, please disclose whether the management fee and incentive fee waiver for the first one-year period following the Initial Closing is subject to recapture.

22. On page 18, under Organizational and Operating Expenses, explain to us how organization and offering costs will be accounted for, including references to any applicable sections of U.S. GAAP.

23. On page 24, under Organizational Expenses, please explain whether the organizational expenses charged to investors making commitments after the initial closing are subject to the
$1.5 million cap described on page 18.

24. On page 34, under Election to be taxed as a RIC, please explain whether the statement
   We do not expect to make investments or recognize income and do not intend to make
distributions during the period prior to the initial issuance date    is
appropriate considering the
purchase of warehoused portfolio.

25. On page 45, under Summary of Risk Factors, please limit the summary to two pages in accordance with Item 105 of Regulation S-K.

26.     On page 50, in the risk    We are a relatively new company and have no
operating
history   , please update this risk factor to reflect the purchase of the warehoused portfolio.

27. On page 84, under Item 2 Financial Information, please include a section for Critical
Accounting Estimates pursuant to Item 303(b)(3) of Regulation S-K.

28.    Please update the disclosure in the Management   s Discussion and
Analysis of Financial
Condition and Results of Operations section to reflect the purchase of the warehoused portfolio.

29. On page 86, under Leverage, please update the disclosure in the 3rd paragraph to reflect
Rule 18f-4.
 Adam Klepack
September 11, 2023
Page 5



30. On page 111, under Item 13 Financial Statements and Supplementary Data, please file an amended Form 10 filing at least 15 days prior to the Form 10's effectiveness in order to furnish all financial statements and supplementary financial information required by Regulation S-
; Audited financial statements, supplemented by interim period financial statements, if required, should be dated within 135 days.

                                      *******

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-3250 or Christina DiAngelo Fettig at (202) 551-6963 with regard to accounting comments.



Sincerely,

                                                                     /s/
Raymond A. Be


Raymond A. Be

Attorney-Adviser


Cc:    Frank Lopez, Paul Hastings
       Michael R. Rosella, Paul Hastings
       Thomas D. Peeney, Paul Hastings
       Jay Williamson, Securities & Exchange Commission